BB 12/19

SEC[...] 02053367 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
DEC 16 2002
PROCESSING

SEC FILE NUMBER
8- 46861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kelton International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Route 100 Suite A2A
(No. and Street)

Londonderry (City) Vermont (State) 05148 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Wilcox (802) 824-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, PC
(Name – *if individual, state last, first, middle name*)

29 Broadway (Address) New York (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen R. Wilcox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kelton International, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

ERIC C. SPECTOR
NOTARY PUBLIC, State of New York
No. 24-5001426
Qualified in Kings County
Commission Expires Sept. 8, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELTON INTERNATIONAL, INC.
(SEC I.D. No. 8-46861)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditors' Report

The Board of Directors
Kelton International, Inc.

We have audited the accompanying statement of financial condition of Kelton International, Inc. (the "Company") as of September 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended September 30, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kelton International, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF
Certified Public Accountants
A Professional Corporation

November 12, 2002

KELTON INTERNATIONAL, INC.

Statement of Financial Condition
September 30, 2002

Assets

Cash	$	126,984
Accounts receivable		29,546
Due from officer (note 4)		20,000
Marketable securities (note 5)		18,700
Other assets		7,934
Total assets	$	203,164

Liabilities

Accounts payable	$	20,177
Accrued expenses		8,000
Total liabilities	$	28,177

Stockholders' Equity

Stockholders' equity		
Contributed equity	$	742,944
Accumulated deficit		(567,957)
Total stockholders' equity		174,987
Total liabilities and stockholders' equity	$	203,164

See notes to financial statements

KELTON INTERNATIONAL, INC.

Statement of Operations
For Year Ended September 30, 2002

Revenues		
Investment advisory income (note 4)	$	675,992
Interest income		3,769
Other income		55
Total revenues		679,816
Expenses		
Salaries		122,506
Investment advisor fees		424,034
Outside consultants - related party (note 4)		55,000
Payroll taxes		7,400
Postage		164
Telephone/facsimile		5,717
Clearing charges expense		30,000
Courier		45
Regulatory and filing fees		1,755
Travel		3,258
Meals and entertainment		545
Professional fees		19,250
State and city taxes		552
Insurance		3,726
Rent		4,133
Moving		3,814
Bank charges		170
Office supplies		646
Auto lease		5,692
Equipment lease		923
Unrealized loss on marketable securities (note 5)		24,100
Miscellaneous		1,396
Total expenses		714,826
Net (loss)	$	(35,010)

See notes to financial statements

KELTON INTERNATIONAL, INC.

Statement of Changes in Stockholders' Equity
For Year Ended September 30, 2002

	Contributed Equity	Accumulated Deficit	Total
Stockholders' equity - September 30, 2001	$ 742,944	$ (532,947)	$ 209,997
Net (loss)	-	(35,010)	(35,010)
Stockholders' equity - September 30, 2002	$ 742,944	$ (567,957)	$ 174,987

See notes to financial statements

KELTON INTERNATIONAL, INC.

Statement of Cash Flows
For Year Ended September 30, 2002

Cash flows from operating activities		
Net (loss)	$	(35,010)
Adjustments to reconcile net (loss) to net cash (used) by operating activities		
Unrealized loss on marketable securities		24,100
Changes in operating assets and liabilities		
Accounts receivable		(29,546)
Other assets		(2,862)
Accounts payable		20,177
Accrued expenses		8,000
Net cash (used) by operating activities		(15,141)
Cash at beginning of year		142,125
Cash at end of year	$	126,984

See notes to financial statements

KELTON INTERNATIONAL, INC.

Notes to Financial Statements
September 30, 2002

Note 1 - Organization and accounting policies

Kelton International, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed on July 1, 1998.

The Company earns fee income for consulting and advisory services. A substantial portion of the advisory services are sub-contracted to a third party.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Income taxes

The Company has available deferred income tax benefits which principally result from unutilized net operating loss carryforwards for tax purposes. At September 30, 2002, the Company has available operating loss carryforwards of approximately $540,000 which expire during the years 2014 and 2022. A valuation allowance of approximately $184,000 at September 30, 2002 has been provided representing the total deferred tax asset resulting from such carryforward losses.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be the greater of $100,000 or one fifteenth (6-2/3%) of aggregate indebtedness. At September 30, 2002, the Company had net capital of $114,702 which was $14,702 in excess of its required net capital. The Company's net capital ratio was 0.25 to 1. In November 2002, the Company's required net capital, as defined, was reduced to the greater of $5,000 or one-fifteenth (6-2/3%) of aggregate indebtedness.

Note 4 - Related party transactions

During fiscal 2002, the Company incurred consulting fees of $55,000 which were charged by Kelton International Limited (an entity affiliated through common control).

The $20,000 due from officer is non-interest bearing with no specified repayment terms. However, this receivable is expected to be repaid within one year.

A substantial portion of the revenue earned is derived from services provided to a fund which has a common director to the Company.

Note 5 - Marketable securities

The Company investment in marketable securities are considered "advance-for-sale" and as such are carried at market value. Unrealized gains and losses are reflected as a separate component of shareholders equity unless the decline in value is considered "other than temporary". At September 30, 2002 management has considered the unrealized loss to be "other than temporary" and accordingly has recognized as unrealized loss of $24,100 in the statement of operations.

The Company's marketable securities are considered "available for sale" and consist of 2,000 shares of common stock in the National Association of Securities Dealers Inc. (NASD).

Additionally, the Company has warrants to purchase 1,200 shares of NASD common stock which are exercisable between June 2002 and June 2005 at prices ranging from $13 per share to $16 per share.

Schedule I

KELTON INTERNATIONAL, INC.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the
Securities Exchange Act of 1934
As of September 30, 2002

Net capital - stockholders' equity	$	174,987
Deductions and/or charges		
Nonallowable assets		
Accounts receivable		29,546
Due from officer		20,000
Other assets		7,934
Total deductions and/or charges		57,480
Net capital before haircuts on securities position		117,507
Haircuts on securities		2,805
Net capital	$	114,702
Computation of aggregate indebtedness		
Total liabilities from the statement of financial condition	$	28,177
Computation of basic net capital requirement		
Minimum net capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Capital in excess of minimum requirements	$	14,702
Ratio of aggregate indebtedness to net capital		0.25 to 1

NOTE: The following is a reconciliation between the amounts presented above and the amounts as reported in the Company's Focus Report as of September 30, 2002:

Net capital, as reported in Company's Focus Report (unaudited)	$	128,353
Allowable assets reported as non-allowable		
Marketable securities		18,700
Non-allowable assets reported as allowable		
Accounts receivable		(29,546)
Haircuts on securities		(2,805)
Net capital as above	$	114,702

Schedule II

KELTON INTERNATIONAL, INC.

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
As of September 30, 2002

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Kelton International, Inc.
5700 Route 100, Suite A2A
Londonderry, VT 05148

In planning and performing our audit of the financial statements and supplementary schedules of Kelton International, Inc. (the "Company") for the year ended September 30, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Kelton International, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal controls and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

Certified Public Accountants
A Professional Corporation

November 12, 2002